Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated November 6, 2014

Relating to Preliminary Prospectus Supplement dated November 6, 2014

Registration Statement No. 333-194465

ENLINK MIDSTREAM PARTNERS, LP

4.400% SENIOR NOTES DUE 2024

5.050% SENIOR NOTES DUE 2045

Pricing Term Sheet

Issuer:	EnLink Midstream Partners, LP

Security Type:	Senior Unsecured Notes

Pricing Date:	November 6, 2014

Settlement Date:	November 12, 2014 (T+3)

Net Proceeds (Before Expenses):	$399,088,000

	4.400% Senior Notes due 2024	5.050% Senior Notes due 2045

Principal Amount:	$100,000,000	$300,000,000

Maturity Date:	April 1, 2024	April 1, 2045

Benchmark Treasury:	2.375% due August 15, 2024	3.375% due May 15, 2044

Benchmark Price and Yield:	100-00; 2.375%	105-18; 3.086%

Spread to Benchmark:	+150 bps	+200 bps

Yield to Maturity:	3.875%	5.086%

Coupon:	4.400%	5.050%

Public Offering Price:	104.007%, plus an aggregate amount of $501,111.11, consisting of the pre-issuance accrued and unpaid interest from October 1, 2014.	99.452%

Optional Redemption:

Make-Whole Call:	T + 25 bps prior to January 1, 2024	T + 30 bps prior to October 1, 2044

Call at Par:	On or after January 1, 2024	On or after October 1, 2044

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2015	April 1 and October 1, beginning April 1, 2015

CUSIP / ISIN:	29336U AB3 / US29336UAB35	29336U AD9 / US29336UAD90

Ratings*:	Baa3 (Moody’s)

BBB (S&P)

Joint Book-Running Managers:	Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC RBS Securities Inc. BBVA Securities Inc. Comerica Securities, Inc. SunTrust Robinson Humphrey, Inc.

Co-Managers	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. The Huntington Investment Company SMBC Nikko Securities America, Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and prospectus supplement if you request them by contacting Mitsubishi UFJ Securities (USA), Inc. at (877) 649 6848, Morgan Stanley & Co. LLC at (866) 718-1649, or RBS Securities Inc. at (866) 884 2071.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.